

June 20, 2005

Mr. Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

Re: **Valhi, Inc. File No. 333-48391**
        12/31/04 Form 10-K
        3/31/05 Form 10-Q

Dear Mr. O'Brien:

We have reviewed the financial statements and MD&A in your filings and have the following comments. We think you should revise certain disclosures in your future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please provide this information to us in an EDGAR correspondence by July 5, 2005. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the materiality of receivables and inventories to your total assets. We also note the material impact that changes in these accounts had on your operating cash flows, both at 12/31/04 and at 3/31/05. It does not appear that the changes in these accounts are attributable solely to the corresponding increases in net sales. In this regard we note that the ratio of accounts receivable to quarterly net sales has materially increased since 12/31/03 whereas the corresponding inventory ratio has materially decreased. In future filings please expand the liquidity section of your MD&A to quantify the receivable and inventory turnover ratios for each period presented. Material variances should be explained in the filing pursuant to the guidance in Instructions 4. and 5. to Item 303(a) of Regulation S-K.

2.   Both the critical accounting policies section of MD&A, and the accounting policies footnote to your financial statements, disclose the existence of an allowance for obsolete and slow-moving inventories. However, this account balance is not disclosed in

the inventory footnote (Note 6) or in Schedule II. In future filings, please disclose the activity in this account pursuant to Article 12-09 of Regulation S-X.

3.   We note the inclusion of a subtotal on your Income Statements that readers may interpret as being analogous to operating income. Such amount is $56,420 at 12/31/04. This balance includes interest and dividend income as well as interest expense and therefore is not consistent with the guidance in Article 5-03 of Regulation S-X. To facilitate comparability with other similar public companies, in future filings, please either reclassify such accounts as non-operating or delete the subtotal.

4.   We note that the cash dividends paid to minority shareholders are classified as financing activities in your Statements of Cash Flows. This presentation had a 14% impact on the financing cash flows balance in your 3/31/05 Statement of Cash Flows. Given that the minority interests in the earnings of a subsidiary reduce consolidated net income, and that dividends to minority owners are the payout of amounts previously deducted from consolidated net income and carried as a credit on the consolidated balance sheet, it appears that, like interest paid on other sources of financing, dividends paid to minority owners should be classified as operating cash flows. The difference between the minority interest in the net income of a subsidiary and the dividends paid to minority owners would be a reconciling item between consolidated net income and net cash flows from operations. Please tell us your basis for your presentation.

5.   Note 5 to the 12/31/04 financial statements describes a $170 million equity investment in Amalgamated Sugar Company LLC. Notes 8 and 10 describe a $118 million loan/interest receivable and a $250 million loan payable from/to Snake River Sugar Company. We understand that Snake River Sugar Company is the other equity member in the LLC. In a letter of supplemental information, please clarify certain issues regarding these arrangements.

5.1   In 1997 the carrying value of the asset was increased from $34 million to $170 million. The gain was recorded in the other comprehensive income account in the equity section. Please explain to us how you determined that the fair value of the LLC equity investment was readily determinable and therefore subject to the "available for sale" accounting model. It appears that the equity interest does not meet the criteria in paragraph 3.a of SFAS 115. Instead, it appears that the LLC equity investment should have been accounted for under the equity method pursuant to APB 18 and the analogous guidance in SOP 78-9. It is not clear how you determined that you did not have significant influence over the operating and financial policies of the LLC given your ability to take control of the LLC if member distributions (and presumably operating performance) decreased to certain levels. We also note your substantial veto rights concerning material investing and financing activities of the LLC. The guidance in EITF 3-16 also appears relevant to this issue. Please provide an analysis of these issues as they pertain to both your original accounting for the LLC equity interest and to your current accounting for this asset.

5.2   If this investment were accounted for under the equity method, separate financial statements of the LLC may be required pursuant to Article 3-09 of Regulation S-X. In this regard we note the materiality of your member distributions relative to your pre-tax income. Please tell us your consideration of this issue.

5.3   Please clarify for us why the LLC equity interest is characterized as "non-voting" given that Article 6.2 of the 1/3/97 Company Agreement appears to indicate the existence of voting rights.

5.4   Please clarify for us the ownership percentage you have in the net assets of the LLC.

5.5   Please explain to us the percentage of LLC losses that would be allocated to your equity interest i.e. 50%; 95%; etc.

5.6   Please tell us whether you are obligated to fund LLC losses. Please address any circumstances that would require you to remit cash or other consideration to the LLC.

6.   Note 19 to the 12/31/04 financial statements discloses that FIN46R implementation did not materially impact the financial statements. In a letter of supplemental information, please clarify for us how you determined that consolidation of the LLC is not required. We may have further comment.

7.   Please note that your file number is 333-48391, not 1-5467.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nilima N. Shah,
 Accounting Branch Chief